UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8- **69749**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____**01/01/19**____ AND ENDING ____**12/31/19**____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Ledger ATS LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

862 Patriot Drive #A
_____
                    (No. and Street)
Moorpark   **CA**   **93021**
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel White   **(646) 530 - 8311**
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
_____
          (Name – if individual, state last, first, middle name)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**GA**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Daniel White__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__American Ledger ATS LLC__ , as

of __December 31__ , __2019__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached California Acknowledgment

Daniel D. White
Signature

CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA JURAT

State of California)

County of VENTURA)

Subscribed and sworn to (or affirmed) before me on this 19TH day of FEBRUARY, 20 20, by DANIEL WHITE,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JAMES B. COWAN
Notary Public – California
Ventura County
Commission # 2221621
My Comm. Expires Dec 10, 2021

Signature [signature]

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

US SEC
ANNUAL AUDITED REPORT

containing 2 pages, and dated FEB 19. 2020.

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

AMERICAN LEDGER ATS LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

AMERICAN LEDGER ATS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2019

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
American Ledger ATS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Ledger ATS, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2018.

February 28, 2020
Atlanta, Georgia

Rubio CPA,PC

Rubio CPA, PC

AMERICAN LEDGER ATS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Assets		
Cash	$	193,090
Prepaid Expenses		1,671
Total Assets	$	194,761

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Due to Related Party	$	11,250
Accrued Expenses		10
Total Liabilities		11,260
Members' Capital		183,501
Total Liabilities and Members' Capital	$	194,761

See Accompanying Notes to Financial Statements.

AMERICAN LEDGER ATS LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenues	
Data Processing Fees	$ 153,953
Expenses	
Professional Fees	25,700
Clearing Costs	12,000
Occupancy Expenses	9,000
Other Operating Expenses	4,224
Regulatory Fees	2,944
Total Operating Expenses	53,868
Net Income	$ 100,085

See Accompanying Notes to Financial Statements.

AMERICAN LEDGER ATS LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2019

Balance - January 1, 2019	$	163,416
Distributions to Members		(80,000)
Net Income		100,085
Balance - December 31, 2019	$	343,501

AMERICAN LEDGER ATS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities		
Net Income	$	100,085
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in Fees Receivable		32,694
Decrease in Deposit with Clearing Broker		9,997
Decrease in Prepaid Expenses		2,798
Increase in Due to Related Party		9,000
Decrease in Accrued Expenses		(234)
Net Cash Provided by Operating Activites		154,340
Cash Flows From Financing Activities		(80,000)
Distributions to Members		(80,000)
Net Cash Used in Financing Activities		
Net Increase in Cash		74,340
Cash - Beginning of Period		118,750
Cash - End of Period	$	193,090

Note (1) - Nature of business:

American Ledger ATS LLC, formally Creditstation ATS, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages primarily in providing various data processing services for trading of fixed income securities.

As a limited liability company, the members' liability is limited to the members' capital contribution.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

Data processing fees are recorded when earned.

The Financial Accounting Standards Board ('FASB') has issued a comprehensive revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue as data processing services are rendered, as this satisfies the only performance obligation identified in accordance with this standard.

(B) Cash:

The Company maintains its cash in a high-quality financial institution. Balances at times may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Note (2) Summary of significant accounting policies – cont'd

(D) Income taxes:

The Company is a limited liability company, and as such, is treated as a partnership by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial members for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company files a partnership tax return for federal tax purposes. Accordingly, no provision is made for income taxes in the financial statements.

(E) Concentration:

All the Company's data processing fee revenue earned during 2019 was from one customer.

(F) Subsequent events evaluation:

Management has evaluated subsequent events through the date the financial statements were available to be issued.

Note (3) - Related Party:

The Company leases with an affiliate to occupy space at $750 per month based on a month to month lease. Rent expense paid to affiliate for the year ended December 31, 2019 was $9,000. At December 31, 2019, the due to related party for $11,250 arose from this lease arrangement.

Note (4) - Net Capital Requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $181,830 which exceeded its requirement of $5,000 by $176,830. The Company had a ratio of aggregate indebtedness to net capital of .06 to 1 at December 31, 2019.

Note (5) – Clearing Agreement:

The Company had an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. The agreement was terminated during 2019, as the Company did no clearing pursuant to this arrangement.

AMERICAN LEDGER ATS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2019

SCHEDULE I

Members Capital			$	183,501
Non-allowable Assets:				
Prepaid Expenses	$	1,671		
Total Non-Allowable Assets				1,671
Net Capital on Proprietary Positions				181,830
Minimum Net Capital Requirement - the greater of $5,000 or 6.67% of aggregate indebtness.				5,000
Excess Net Capital			$	176,830
Percentage of Aggregate Indebtness to Net Capital				6.19%
Total Aggregrate Indebtedness			$	11,260

Reconciliation with the Company's Computation of net capital included in Part IIA of Form X-17-a-5 as of December 31, 2019: There is no significant difference between net capital reported in Part IIA of Form X-17-a-5 as of December 31, 2019 and net capital as reported above.

AMERICAN LEDGER ATS LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
<u>DECEMBER 31, 2019</u>

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2)(i) of that rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Ledger ATS, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual
Exemption Report in which (1) American Ledger ATS, LLC identified the following provisions of 17
C.F.R. § 15c3-3(k) under which American Ledger ATS, LLC claimed an exemption from 17 C.F.R. §
240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) American Ledger ATS, LLC stated that
American Ledger ATS, LLC met the identified exemption provisions throughout the most recent fiscal
year without exception. American Ledger ATS, LLC management is responsible for compliance with
the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required procedures to
obtain evidence about American Ledger ATS, LLC compliance with the exemption provisions. A
review is substantially less in scope than an examination, the objective of which is the expression of an
opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects, based on
the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2020
Atlanta, GA

Rubio CPA,PC

Rubio CPA, PC



Dan White
CEO
American Ledger ATS LLC
862 Patriot Dr #A
Moorpark, CA 93021
+1-805-422-1611

December 31, 2019

EXEMPTION REPORT
REQUIREDMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

To the best knowledge and belief of American Ledger ATS LLC:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i)

The company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31, 2019 without exception.

Daniel A. White

Dan White
CEO / President